UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549



                                 SCHEDULE 13D
                                (Rule 13d-101)

     INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a)
              AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                          (Amendment No.     1)(1)

                            MONACO FINANCE, INC.
                               (Name of Issuer)

                            CLASS A COMMON STOCK
                        (Title of Class of Securities)

                                608868 10 5
                                (CUSIP Number)


Irwin L. Sandler, 370 Seventeenth Street, Suite 5060, Denver, Colorado 80202
    (303)  592-9411
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                             and Communications)

                              December 4, 1997
           (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following
box    .

     NOTE:     Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                        (Continued on following pages)

                             (Page 1 of 7 Pages)


     (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

                  CUSIP No.     13D     PAGE 2 OF 7 PAGES

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1          NAME  OF  REPORTING  PERSONS
     I.R.S.  IDENTIFICATION  NOS.  OF  ABOVE  PERSONS  (ENTITIES  ONLY)

     IRWIN  L.  SANDLER
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2          CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP*    (a)

                                                                           (b)

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3          SEC  USE  ONLY


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4          SOURCE  OF  FUNDS  *

     NOT  APPLICABLE
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5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEM  2(d)  or  2(e)


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6          CITIZENSHIP  OR  PLACE  OF  ORGANIZATION

     USA
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NUMBER  OF SHARES BENEFICIALLY OWNED  BY EACH REPORTING PERSON  WITH

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7 SOLE  VOTING  POWER

2,070 SHARES OF CLASS A COMMON STOCK

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8          SHARED  VOTING  POWER

               -0-
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9          SOLE  DISPOSITIVE  POWER

               283,320  SHARES  OF  CLASS  A  COMMON  STOCK
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10          SHARED  DISPOSITIVE  POWER

               250,000  SHARES  OF  CLASS  B  COMMON  STOCK
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11          AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING PERSON

     533,320 SHARES OF CLASS A COMMON STOCK; 250,000 SHARES OF CLASS B COMMON STOCK
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12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


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13          PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)

     6.9%  OF  THE  CLASS A COMMON STOCK AND 19.6% OF THE CLASS B COMMON STOCK

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14          TYPE  OF  REPORTING  PERSON*

          IN
-----------------------------------------------------------------------------
     *  SEE  INSTRUCTIONS  BEFORE  FILLING  OUT!

                  CUSIP No.     13D     PAGE 3 OF 7 PAGES

-----------------------------------------------------------------------------
1          NAME  OF  REPORTING  PERSONS
     I.R.S.  IDENTIFICATION  NOS.  OF  ABOVE  PERSONS  (ENTITIES  ONLY)

     SANDLER  FAMILY  PARTNERS,  LTD.
-----------------------------------------------------------------------------
2          CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP*    (a)

                                                                           (b)

-----------------------------------------------------------------------------
3          SEC  USE  ONLY


-----------------------------------------------------------------------------
4          SOURCE  OF  FUNDS  *

     NOT  APPLICABLE
-----------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEM  2(d)  or  2(e)


-----------------------------------------------------------------------------
6          CITIZENSHIP  OR  PLACE  OF  ORGANIZATION

     USA
-----------------------------------------------------------------------------
NUMBER  OF SHARES BENEFICIALLY OWNED  BY EACH REPORTING PERSON  WITH
-----------------------------------------------------------------------------
7          SOLE  VOTING  POWER

-0-




-----------------------------------------------------------------------------
8 SHARED VOTING  POWER

               -0-
-----------------------------------------------------------------------------
9          SOLE  DISPOSITIVE  POWER

               -0-
-----------------------------------------------------------------------------
10          SHARED  DISPOSITIVE  POWER

               250,000  SHARES  OF  CLASS  B  COMMON  STOCK
-----------------------------------------------------------------------------
11          AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING PERSON

     250,000 SHARES OF CLASS A COMMON STOCK; 250,000 SHARES OF CLASS B COMMON STOCK
-----------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


-----------------------------------------------------------------------------
13          PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)

     3.4%  OF  THE  CLASS  A  COMMON  STOCK; 19.6% OF THE CLASS B COMMON STOCK
-----------------------------------------------------------------------------
14          TYPE  OF  REPORTING  PERSON*

          PN
-----------------------------------------------------------------------------
     *  SEE  INSTRUCTIONS  BEFORE  FILLING  OUT!

ITEM  1.    SECURITY  AND  ISSUER.

     Security: Class A Common Stock, par value $.01 per share, and Class B Common Stock, par value $.01 per share of Monaco Finance, Inc., a Colorado corporation ("Monaco" or the "Issuer"). The Class A Common Stock is registered pursuant to Section 12(g) under the Securities Exchange Act of 1934. The Class A and Class B Common Stock vote together as a single class. Each share of Class A Common Stock has one vote per share, while each share of Class B Common Stock has three votes per share. Each share of Class B Common Stock is automatically converted into one share of Class A Common Stock upon its sale or transfer (except certain transfers for estate planning purposes), and upon the death of the original holder and may be converted into one share of Class A Common Stock at any time.

     Issuer:    Monaco  Finance,  Inc.,  370  Seventeenth  Street, Suite 5060,
Denver,  Colorado  80202.

ITEM  2.    IDENTITY  AND  BACKGROUND.

     (a)          Name:        This Statement is being filed by Sandler Family
Partners, Ltd., a Colorado limited partnership ("Sandler Family Partners") and Irwin L. Sandler. Mr. Sandler is the sole general partner of Sandler Family Partners.

     (b) Residence or business address: 370 Seventeenth Street, Suite 5060, Denver, Colorado 80202.

     (c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted: Sandler Family Partners is a limited partnership formed for estate planning purposes, the limited partners of which are members of the immediate family of Mr. Sandler. Mr. Sandler is the Executive Vice President, Secretary and Treasurer of the Issuer.

     (d) During the last five years, neither Sandler Family Partners nor any of its partners, including Mr. Sandler, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, neither Sandler Family Partners nor any of its partners, including Mr. Sandler, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)          Citizenship:        Sandler Family Partners was formed under
Colorado  law  and  Mr.  Sandler  is  a  citizen  of    the  USA.

ITEM  3.    SOURCE  AND  AMOUNT  OF  FUNDS  OR  OTHER  CONSIDERATION.

     Not  Applicable.

ITEM  4.    PURPOSE  OF  TRANSACTION.

     Neither Sandler Family Partners, nor any of its partners including Mr. Sandler, have any present plans or proposals which relate to or would result in any of the following:

     (a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of the issuer or of any of its subsidiaries;

     (d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) Any material change in the present capitalization or dividend policy of the issuer;.
     (f) Any other material change in the issuer's business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

     (g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

     (h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer system of a registered national securities association;

     (i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     (j)          Any  action  similar  to  any  of  those  enumerated  above.

ITEM  5.    INTEREST  IN  SECURITIES  OF  THE  ISSUER.

     (a) Sandler Family Partners is the beneficial owner of 250,000 shares of Class B Common Stock (19.6% of that class) which are convertible into 250,000 shares of Class A Common Stock (3.4% of that class). Mr. Sandler may be deemed to be the beneficial owner of the 250,000 shares of Class B Common Stock owned by Sandler Family Partners and the 250,000 shares of Class A Common Stock into which the Class B Common Stock is convertible. He also is the beneficial owner of 2,070 shares of Class A Common Stock owned by his Keogh Plan and 281,250 shares of Class A Common Stock underlying presently exercisable stock options. Accordingly, Mr. Sandler may be deemed to be the beneficial owner of 19.6% of the Class B Common Stock and 6.9% of the Class A Common Stock.

     (b) Sandler Family Partners has no voting power with respect to the Class B Common Stock beneficially owned by it. Mr. Sandler has the sole power to vote the 2,070 shares of Class A Common Stock beneficially owned by him through his Keogh Plan. He has no power to vote the 250,000 shares of Class B Common Stock owned by Sandler Family Partners.

     (c) No transactions in the class of securities reported on were effected during the past sixty days or since the most recent filing on
Schedule 13D, whichever is less, by the persons named in response to paragraph
(a).

     (d) Sandler Family Partners retains the right to receive or the power to direct the receipt of dividends from the 250,000 shares of Class B Common Stock beneficially owned by it. It also has the power to cause Consumer Finance Holdings, Inc. to purchase all such shares. See Item 6 herein.

     (e) If applicable, state the date on which the reporting person ceased to be the beneficial owner of more than five percent of the class of securities. Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     On or about December 4, 1997, Consumer Finance Holdings, Inc. ("CFH") and Morris Ginsburg (an executive officer and director of the Issuer), Sandler Family Partners, Ltd., and Irwin L. Sandler (collectively the "Shareholders") entered into an Option Agreement effective as of that date. CFH is a wholly-owned subsidiary of Pacific USA Holdings Corp. ("Pacific USA"). Pursuant to the Option Agreement, the Shareholders granted a three-year option to CFH to purchase all, but not less than all, of the 830,000 shares of Class B Common Stock owned by the Shareholders (the "Option Shares") at a purchase price of $4.00 per share. Concurrently, CFH granted to each Shareholder a three-year option (the "Put Option") to sell that portion of the Option Shares held by each Shareholder at a price of $4.00 per share. The Put Option is exercisable with respect to 50% of the Option Shares during the 30-day period following the second anniversary of the effective date and 50% during the 30-day period following the third anniversary of the effective date. The Call Option and Put Option both expire on the third anniversary date of the effective date, or on December 4, 2000. In the event that CFH or any of its affiliates exercises the Call Option, and within 180 days after closing thereof, sells or agrees to sell any portion of the Option Shares to a person who is not an affiliate of CFH for a price greater than $4.00 per share, the seller shall be obligated to pay the Shareholders 50% of such excess. The Shareholders agreed not to pledge, sell or otherwise transfer the Option Shares at any time during the term of the Call Option except to the extent of exercise of the Put Option. The obligation of CFH under the Put Option is secured by funds in a segregated bank account.

     Pursuant to the Option Agreement, each Shareholder granted CFH the right to vote all Option Shares and to direct the exercise of all consensual or other voting rights with respect to any additional shares of the Issuer's capital stock as to which any Shareholder holds a proxy granted by a third party, subject to any fiduciary duty owed to the grantor of any such proxy. The Shareholders retain all other incidents of ownership with respect to the Option Shares, including, but not limited to, the right to receive dividends.

     The Option Agreement further provides that CFH shall vote or cause to be voted shares of the Issuer's capital stock, including the Option Shares, to maintain Messrs. Ginsburg and Sandler as directors of the Issuer. The Shareholders agree to use their best efforts to provide CFH with the right to designate four directors to the Issuer's board or such larger number as shall then be sufficient to provide CFH with effective control of the board. As of the date hereof, the board consisted of four members.

     Concurrently, the Issuer entered into Executive Employment Agreements with Messrs. Ginsburg and Sandler whereby Mr. Ginsburg is employed as president and chairman of the board and Mr. Sandler is employed as an executive vice president.

     On or about May 14, 1993, the Issuer, Sandler Family Partners, and Messrs. Ginsburg and Sandler entered into a Buy-Sell Agreement giving the Issuer the right to buy all shares of its capital stock owned by Mr. Ginsburg upon his death and all shares of its capital stock beneficially owned by Mr. Sandler upon his death. In addition, the Issuer had a right of first refusal to purchase any such stock desired to be sold by Mr. Ginsburg or Sandler
Family Partners. This right of first refusal was exercisable by either the Issuer or the non-selling Shareholder. The parties to the Buy-Sell Agreement have agreed that the purchase rights and obligations under the Option Agreement shall supersede the purchase and right of first refusal provisions contained in the Buy-Sell Agreement during the term of the Option Agreement.

     ITEM  7.    MATERIAL  TO  BE  FILED  AS  EXHIBITS.

Exhibit  A          Option  Agreement  dated  December  4,  1997  (1)
Exhibit B      Irrevocable Proxy and Power of Attorney dated December 4, 1997, granted  by  Morris  Ginsburg  (1)
Exhibit C      Irrevocable Proxy and Power of Attorney dated December 4, 1997, granted  by  Sandler  Family  Partners,  Ltd.  (1)
Exhibit  D          Amendment  to  Buy  Sell  Agreement  (1)




(1)     Incorporated by reference from the Issuer's Form 8-K dated December 4,
1997.


                                  SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



December  12,  1997                    /s/  Irwin  L.  Sandler
-------------------                    -----------------------
Date                                   Signature


                                      IRWIN  L.  SANDLER
                                      Name/Title

                                        SANDLER  FAMILY  PARTNERS.  LTD.

December  12,  1997                      /s/  Irwin  L.Sandler
-------------------                      ---------------------
Date                                     Signature


                                   IRWIN  L.  SANDLER,  GENERAL  PARTNER
                                   Name/Title